Exhibit 4.4

August 25, 2003

InterNap Network Services Corporation

250 Williams Street

Altanta, Georgia 30303

Attention: Walter G. DeSocios, Esq.

Gentlemen:

Reference is made to that certain Purchase Agreement dated as of the date hereof, by and between the Company and the Purchasers (the “Purchase Agreement”). All terms defined therein shall have the same defined meaning when used herein. The Company has advised the Purchaser that it agrees that this side letter shall constitute a legally binding amendment to the Purchase Agreement and that the rights and benefits conferred by this side letter also shall be extended, without further consideration, to all of the Other Purchasers. Other than as amended by this side letter, the Purchase Agreement shall remain in full force and effect, binding legally both the Company and the Purchasers.

Notwithstanding anything contained in the Purchase Agreement to the contrary, the Company and the Purchaser hereby agree that:

1. Subject to Section 3, if at any time after the date hereof and prior to the earlier of (a) one year, or (b) the date on which the Company has consummated one or more sales of Common Stock for aggregate gross proceeds of $10,000,000 or greater at an average price per share in excess of the Purchase Price (as defined below), the Company issues newly issued shares of Common Stock for consideration per share of less than $.99 or such lower amount as may be the result of the application of the below-described anti-dilution adjustment from time to time (herein, the “Purchase Price”), on the date such additional shares are issued, the Purchase Price shall be adjusted in accordance with the following formula:

P

E1 = E x O + E

A

where:	E1	=	the adjusted Purchase Price.
	E	=	the Purchase Price immediately prior to the adjustment.
	O	=	the number of shares outstanding immediately prior to the issuance of such additional shares.
	P	=	the aggregate consideration received for the issuance of such additional shares.
	A	=	the number of shares outstanding immediately after the issuance of such additional shares.

InterNap Network Services Corporation

August 25, 2003

Page Two

As suggested above, the adjustment will be made successively whenever an issuance requiring adjustment is made and shall become effective immediately after such issuance.

This anti-dilution adjustment does not apply to any issuances made by the Company at less than the Purchase Price in respect of any contracts, agreements, rights, arrangements or understandings that exist on the date hereof and have been disclosed publicly. In addition, issuances of Common Stock in accordance with any employee stock option, incentive or other benefit plan covering officers or directors are not covered by these anti-dilution provisions and shall not give rise to an adjustment of the Purchase Price.

2. Subject to Section 3, if at any time after the date hereof and prior to the earlier of (a) one year, or (b) the date on which the Company has consummated one or more sales of Common Stock for aggregate gross proceeds of $10,000,000 or greater at an average price per share in excess of the Purchase Price, the Company issues any securities convertible into or exchangeable or exercisable for shares of Common Stock for a consideration per share of Common Stock initially deliverable upon conversion, exchange or exercise of such securities less than the Purchase Price per share on the date of issuance of such securities, the Purchase Price shall be adjusted in accordance with the following formula:

P

E1 = E x O + E

A

where:	E1	=	the adjusted Purchase Price.
	E	=	the then current Purchase Price.
	O	=	the number of shares outstanding immediately prior to the issuance of such securities.
	P	=	the sum of the aggregate consideration received for the issuance of such securities plus the additional consideration, if any, payable upon conversion, exchange or exercise of such securities at the initial conversion, exchange or exercise rate.
	A	=	the maximum number of shares deliverable upon conversion, exchange or exercise of such securities at the initial conversion, exchange or exercise rate.

As suggested above, the adjustment will be made successively whenever any issuance requiring adjustment is made, and shall become effective immediately after such issuance

InterNap Network Services Corporation

August 25, 2003

Page Three

If all of the Common Stock deliverable upon conversion, exchange or exercise of such securities has not been issued when such securities are no longer outstanding, then the Purchase Price shall promptly be readjusted to the Purchase Price that would be in effect had the adjustment upon issuance of such securities been made on the basis of the actual number of shares of Common Stock issued upon conversion, exchange or exercise of such securities.

This anti-dilution adjustment does not apply to any issuances of securities convertible into or exchangeable or exercisable for shares of Common Stock in respect of any contracts, agreements, rights, arrangements or understandings that exist on the date hereof and have been disclosed publicly.

3.    Notwithstanding anything to the contrary contained in Section 1 or 2, should any anti-dilution adjustment contemplated by either section have the effect of causing the Company to issue more than 32,432,639 shares of Common Stock, when including in this calculation the Shares plus any shares of Common Stock previously issued pursuant to Section 1 or Section 2, then, in that event, the Company shall not be required to make such anti-dilution adjustment unless the rules of the NASDAQ or relevant securities exchange permit such anti-dilution adjustment to be made without requiring shareholder approval.

4.    If an event requiring the adjustment of the Purchase Price pursuant to either Section 1 or Section 2 occurs, then the Company shall cause its Chief Financial Officer to prepare and execute a certificate setting forth, in reasonable detail, the event requiring adjustment, the amount of the adjustment and the method by which the adjustment was calculated. This certificate shall be provided to the Purchasers and shall be final. Any adjustment in the Purchase Price shall be made by the prompt issuance to the Purchasers of newly issued shares of Common Stock of the Company. Such shares will be priced at the average of the closing bid prices of the Common Stock for the ten trading days prior to the event. No fractional shares will be issued and the Company will not be required to file a resale registration statement covering these shares. If an adjustment of the Purchase Price made in accordance with Section 2 is required to be reversed, the Chief Financial Officer of the Company will provide the Purchasers with a reasonably detailed notice and computation, and the Purchasers will satisfy their Purchase Price readjustment obligation by delivering back to the Company for cancellation the requisite number of shares of Common Stock.

InterNap Network Services Corporation

August 25, 2003

Page Four

If the Company is in agreement with amendments to the Purchase Agreement set forth in this side letter, please so indicate by executing and returning to the Purchaser the attached copy of this letter.

Very truly yours,
GRUBER & MCBAINE CAPITAL MANAGEMENT

By:	/s/ J. Petterson McBaine
J. Petterson McBaine Partner

AGREED TO AND ACCEPTED BY:

INTERNAP NETWORK SERVICES CORPORATION

By:	/s/ Walter G. DeSocio
Walter G. DeSocio
Vice President and Chief Administrative Officer